

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 14, 2016

Janis Kalnins
President
Emerald Data Inc.
Atbrivosanas Aleja 5
Rezekne, Latvia

     Re: **Emerald Data Inc.**
              Post-Effective Amendment No. 1 to Form S-1
              Filed September 9, 2016
              File No. 333-200629

Dear Mr. Kalnins:

We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

1. We note that you have filed a Post-Effective amendment to correct your financial statements. We also note your representation to us that you sold securities during this time. Please revise your prospectus cover page to reflect the sale of these securities; reducing the amount of securities being offered by those that you have sold.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products